                                  SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         ADVANCED TISSUE SCIENCES, INC.
                         ------------------------------
                                (Name of Issuer)

                          Common Shares, $.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    00755F 10
                                    ---------
                                 (CUSIP Number)

                                James A. Ralston
                           Smith & Nephew SNATS, Inc.
                                1450 Brooks Road
                                Memphis, TN 38116
                                 (901) 396-2121
                                 ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2002
                                ----------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following: [_]

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

              * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
      CUSIP No. 00755F 10                                  Page 2 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

Smith & Nephew SNATS, Inc. 62-1598647
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
             00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)    [_]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            5,104,163
OWNED BY EACH
REPORTING
PERSON WITH

--------------------------------------------------------------------------------
                   8    SHARED VOTING POWER

                        -0-
--------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                        5,104,163
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,104,163
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.98%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
     CUSIP No. 00755F 10                                      Page 3 of 21 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        Smith & Nephew Holdings, Inc. 51-0377156

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) :
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
               00

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [_]


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
NUMBER OF                  7    SOLE VOTING POWER
SHARES
BENEFICIALLY                    5,104,163
OWNED BY EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                           8    SHARED VOTING POWER

                                -0-
--------------------------------------------------------------------------------
                           9    SOLE DISPOSITIVE POWER

                                5,104,163
--------------------------------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,104,163
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES          [_]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.98%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
             CUSIP No.00755F10                             Page 4 of 21 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

         Smith & Nephew plc
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)          [_]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
NUMBER OF
SHARES           7    SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH         5,104,163
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                  8   SHARED VOTING POWER

                      -0-
--------------------------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER

                      5,104,163
--------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,104,163
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES          [_]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.98%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

         Introduction

     This Amendment to Schedule 13D, filed jointly by Smith & Nephew plc ("Parent"), Smith & Nephew Holdings, Inc. ("Holdings") and Smith & Nephew SNATS, Inc. ("S&N"), relates to the common stock, par value $.01 per share ("ATS Common Stock"), of Advanced Tissue Sciences, Inc., a Delaware corporation ("ATS"), and, amends the Schedule 13D filed by Parent, Holdings and S&N with the Securities and Exchange Commission on July 9, 1999, as amended on September 29, 2000.

         Item 1. Security and Issuer.

     This statement relates to the ATS Common Stock. ATS is a Delaware corporation, the principal executive offices of which are located at 10933 North Torrey Pines Road, La Jolla, California 92037.

         Item 2. Identity and Background.

     This statement is being filed by the Parent, Holdings and S&N. Parent is a corporation incorporated under the laws of England and Wales. Its principal executive offices are located at Heron House, 15 Adam Street, London, England WG2N 6LA. It is engaged in the medical and healthcare business.

     Holdings, an indirect, wholly-owned subsidiary of Parent, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at 1209 N. Orange Street, Wilmington, Delaware 19801-1119. It is a holding company.

     S&N, an indirect, wholly owned subsidiary of Parent, and a direct, wholly owned subsidiary of Holdings, is a corporation incorporated under the laws of Delaware. Its principal executive offices are located at 1209 N. Orange Street, Wilmington, Delaware 19801-1119. It is a holding company.

     Annex A, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Parent.

     Neither Parent nor any of the persons listed in Annex A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither Parent nor any of the persons listed on Annex A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Annex B attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Holdings.

     Neither Holdings nor any of the persons listed in Annex B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither Holdings nor any of the persons listed on Annex B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Annex C, attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of S&N.

     Neither S&N nor any of the persons listed in Annex C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither S&N nor any of the persons listed on Annex C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

              Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement dated January 14, 1998, (the "Purchase Agreement") between S&N and ATS, S&N acquired 1,533,115 shares of the ATS Common Stock for $13.0453333333 per share or a total of $19,999,996.21. The funds for such acquisition were obtained from working capital at the parent company level which were either loaned or contributed to S&N.

     Pursuant to a Promissory Note dated March 31, 1997 as amended June 18, 1999 (the "Note"), S&N loaned ATS $10,000,000. This loan was repayable by ATS in either cash or, under certain circumstances, ATS Common Stock. The funds for such loan were obtained from working capital at the parent company level which were either loaned or contributed to S&N. On June 18, 1999 ATS notified S&N of its election, pursuant to Section 2.3 of the Note, to repay the outstanding amounts under the Note in shares of ATS Common Stock. On June 30, 1999 ATS issued S&N 2,800,595 additional shares of ATS Common Stock.

     Pursuant to an Agreement, dated May 6, 1994, between S&N and ATS, S&N loaned ATS $10,000,000. The funds for such loan were obtained from working capital at the parent company level which were either loaned or contributed to S&N. On September 29, 2000, ATS paid S&N $4,300,000 in cash on the loan, with the remaining balance of $5,700,000 being paid to S&N by the issuance of 770,453 shares of ATS Common Stock.

              Item 4. Purpose of Transaction.

The purpose of acquiring the shares is for investment. Depending upon its evaluation of ATS' business prospects and financial condition, the market for ATS Common Stock and other factors that it may deem material to its investment decision, S&N may acquire additional shares of ATS Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the shares of ATS Common Stock which are currently owned or which are hereafter acquired.

On October 10, 2002, in connection with their bankruptcy filing, ATS and certain of its subsidiaries filed a Section 363 motion to allow S&N to purchase certain of their assets and certain equity interests held by such entities. This transaction and a related loan agreement are more fully described in Item 6 hereof. S&N would fund the proposed transaction and financing from capital contributions or loans from its parent company. The parent company expects to provide any funds necessary from working capital.

            Item 5.   Interest in Securities of the Issuer.

     S&N holds 5,104,163 shares of ATS Common Stock representing approximately 6.98% of the 73,154,753 issued and outstanding shares as of August 9, 2002.

     The number of shares of ATS Common Stock as to which S&N has:

                (i)   sole power to vote or direct the vote is 5,104,163 shares;
                (ii)  shared power to vote or to direct the vote is 0 shares;
                (iii) sole power to dispose or to direct the disposition is
                      5,104,163; and (iv) shared power to dispose or direct the disposition is 0.

     No other transactions in ATS Common Stock were effected by Parent, Holdings or S&N within the past sixty days.

            Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     S&N and ATS are involved in a variety of ongoing arrangements and understandings. In April 1996, S&N and ATS entered into an agreement to form a fifty-fifty joint venture for the worldwide commercialization of Dermagraft, ATS' tissue-engineered replacement for the treatment of diabetic foot ulcers (the "Dermagraft Joint Venture"). In January 1998, S&N and ATS expanded the Dermagraft Joint Venture to include, with certain exceptions, any products using ATS' technology for medical care and treatment of skin tissue wounds, such as pressure and venous ulcers, burns and skin tissue defects. The Dermagraft Joint Venture was further expanded in August 1998 by giving S&N the exclusive right to market TransCyte as a temporary covering for full and partial thickness burns in the United States, beginning in October 1998. Under the terms of the Dermagraft Joint Venture agreements, ATS is responsible for supervising the manufacturing of Dermagraft and TransCyte. S&N's existing wound care sales force and distribution network is used to market the products.

     As consideration for entering into the Dermagraft Joint Venture, S&N paid ATS $10 million in 1996. In connection with the 1998 expansion of the joint venture, S&N and ATS entered into the Purchase Agreement pursuant to which S&N purchased 1,533,115 shares of ATS Common Stock. The Dermagraft Joint Venture agreements also provide for certain payments by S&N to ATS upon the achievement of certain milestones. The first of these payments, $15 million, was made in January 1999 and up to an additional $136 million may be payable in the future. Except for $10 million in regulatory approval and reimbursement milestones related to Dermagraft in the treatment of diabetic foot ulcers, all other approval, reimbursement and sales milestones are subject to, and payable from, joint venture earnings exceeding certain minimum levels. ATS and S&N will share equally in the expenses and revenues of the Dermagraft Joint venture except, as provided in the expansion agreements, ATS will fund the first $6 million of expenses for conducting clinical trials and for regulatory support of Dermagraft and TransCyte in the treatment of venous and pressure ulcers as well as certain manufacturing and distribution costs and certain costs related to post-market studies of TransCyte through December 1999. Pursuant to the Dermagraft Joint Venture agreements, each of S&N and ATS has certain rights or obligations to purchase the other's interest under certain circumstances.

     In connection with the Dermagraft Joint Venture, Parent and ATS each own 50% of DermEquip, L.L.C. ("DermEquip"). In August 1997, DermEquip entered into a term loan agreement with The Chase Manhattan Bank to borrow up to $16 million (the "Chase Loan") through June 1998. During the first half of 1998, DermEquip completed drawdowns under the loan agreement to a total of $16 million. Principal is payable in equal quarterly installments from June 1998 through June 2004. The Chase Loan bears interest payable quarterly at the 90-day London Interbank Offered Rate ("LIBOR") plus 1/4 percent (5.56% at December 31, 998). DermEquip's obligations with respect to the Chase Loan are jointly and severally guaranteed by Parent and ATS. The guarantees are secured by DermEquip's assets, having a carrying value of $14,485,000 as of December 31, 1998, and by each of Parent's and ATS' interest in DermEquip.

     In 1994, S&N and ATS entered into a separate fifty-fifty joint venture for the worldwide development, manufacture and marketing of human-based, tissue-engineered cartilage for orthopedic applications (the "NeoCyte Joint Venture"). Under the agreement, S&N contributed the first $10 million in the NeoCyte Joint Venture funding and ATS contributed certain technology licenses. Revenues and expenditures of the NeoCyte Joint Venture after the first $10 million are being shared equally by the partners. In addition, S&N provided ATS with a $10 million loan commitment to fund ATS' share of the expenditures of the NeoCyte Joint Venture. This loan has been paid off, as provided in Item 3 above. The NeoCyte Joint Venture also has the right of first negotiation to develop tissue-engineered bone, tendon and ligament for orthopedic applications.

     On October 10, 2002, ATS and certain of its subsidiaries (the "ATS Entities") filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (the "Filing"). As part of the Filing, ATS filed a Section 363 motion to allow S&N to purchase the ATS Entities' equity interests in the Dermagraft Joint Venture and DermEquip and related assets (the "Sale") pursuant to an Asset and Equity Purchase Agreement among the ATS Entities, S&N and T. J. Smith & Nephew Limited (the "Sale Agreement") for a purchase price of $10 million in cash and the assumption of certain liabilities. The Sale Agreement also contemplates that the parties will agree to cease operations of the NeoCyte Joint Venture and enter into agreements whereby each of S&N and its affiliates and the ATS Entities will have non-exclusive rights to the technology and intellectual property of the NeoCyte Joint Venture. If the Sale is approved by the bankruptcy court, the parties anticipate closing the transactions contemplated in the Sale Agreement as soon as practicable (subject to any required regulatory approvals).

     In addition, the Filing also includes a proposed Loan and Security Agreement pursuant to which S&N would lend up to $5 million to the ATS Entities as "debtor-in-possession" financing to finance the operations of the ATS Entities and the Dermagraft Joint Venture pending the Sale. Any funds so loaned would be offset against the purchase price contemplated by the Sale Agreement. The S&N proposed financing and the Sale are subject to approval by the bankruptcy court. S&N would fund the proposed financing and the Sale from capital contributions or loans from its parent company. The parent company expects to provide any funds necessary from working capital.

          Item 7. Material to be Filed as Exhibits. Except as otherwise indicated, all exhibits have been previously filed.

     Exhibit I*       Agreement of Joint Filing, dated October 11, 2002.

     Exhibit II Common Stock Purchase Agreement, dated January 14, 1998 between Advanced Tissue Sciences, Inc. and Smith and Nephew SNATS, Inc., incorporated by reference to Exhibit
                      10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998 by Advanced Tissue Sciences, Inc.

     Exhibit III Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated March 31, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit IV Amendment to the Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated June 18, 1999, previously filed as Exhibit IV to the Schedule 13D dated July 9, 1999, filed with the Securities and Exchange Commission by Smith & Nephew Holdings, Inc., Smith & Nephew SNATS, Inc. and Smith & Nephew plc.

     Exhibit V Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated May 6, 1994, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1994 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VI Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated April 29, 1996, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1996 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VII Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc. dated June 11, 1997, incorporated by reference to Exhibit 10.2 to the Form 10-Q for the Quarter Ended June 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VIII Heads of Agreement dated January 14, 1998 between Advanced Tissue Sciences Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 14, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit IX Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated August 6, 1998, incorporated by reference to Exhibit

                      10.1 to the Form 10-Q for the Quarter Ended June 30, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit X        U.S. $16,000,000 Loan Facility to DermEquip, L.L.C.
                      provided by the Chase Manhattan Bank dated August 12, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended September 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit XI Term Sheet restructuring certain terms of the Dermagraft Joint Venture, as amended and effective as of September 2000 between Advanced Tissue Sciences, Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.3 to the Form 10-Q for the Quarter Ended September 30, 2000 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit XII* Asset and Equity Purchase Agreement among Advanced Tissue Sciences, Inc., ATS Dermagraft, Inc., ATS Orthopedics, Inc., Smith & Nephew SNATS, Inc. and T. J. Smith & Nephew Limited.

     Exhibit XIII* Loan and Security Agreement among Advanced Tissue Sciences, Inc., ATS Dermagraft, Inc., ATS Orthopedics, Inc. and Smith & Nephew SNATS, Inc.

     -----------------
     * Filed herewith.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                     October 11, 2002
                                 ----------------------------
                                         (Date)

                                      /s/ James A. Ralston
                                 ----------------------------
                                         (Signature)

                                 James A. Ralston, Vice President and Treasurer
                                 ----------------------------------------------
                                           (Name and Title)

                                     ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS

                                       OF

                               SMITH & NEPHEW PLC


Directors of Smith & Nephew plc

Name:                      Mr Dudley G Eustace
Position:                  Chairman
Nationality:               British
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London  WC2N 6LA

Name:                      Mr Christopher J O'Donnell
Position:                  Chief Executive
Nationality:               British
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London  WC2N 6LA

Name:                      Mr Peter Hooley
Position:                  Group Finance Director
Nationality:               British
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London  WC2N 6LA

Name:                      Dr Rolf W H Stomberg
Position:                  Non-Executive Director
Nationality:               German
Business Address:          Management Consulting Group PLC
                           11/th/ Floor
                           21 New Fetter Lane
                           London  EC4A 1AW

Name:                      Mr Richard U de Schutter
Position:                  Non-Executive Director
Nationality:               American
Business Address:          733 Ravine Avenue
                           Lake Bluff, Illinois  60044  U.S.A.

Name:                      Dr Pamela J Kirby

Position:                  Non-Executive Director
Nationality:               British
Business Address:          Quintiles Transnational Corp
                           4709 Creekstone Drive, Suite 200
                           Durham  NC 27703  U.S.A.

Name:                      Mr Warren D Knowlton
Position:                  Non-Executive Director
Nationality:               American
Business Address:          29709 Somerset
                           Perrysburg, Ohio 43551 U.S.A.

Name:                      Sir Timothy Lankester
Position:                  Non-Executive Director
Nationality:               British
Business Address:          Corpus Christi College
                           Merton Street
                           Oxford  OX1 4JF

Name:                      Mr Brian Larcombe
Position:                  Non-Executive Director
Nationality:               British
Business Address:          3i Group plc
                           91 Waterloo Road
                           London  SE1 8XP

Officers of Smith & Nephew plc

Name:                      Mr James L Dick
Position:                  President, Advanced Wound Management
Nationality:               British
Business Address:          Smith & Nephew Medical Ltd.
                           P.O. Box 81
                           101 Hessle Road
                           Hull
                           HU3 2BN

Name:                      Mr Peter W Huntley
Position:                  Group Director, Strategy & Business Development
Nationality:               Australian
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London  WC2N 6LA

Name:                      Mr Larry W Papasan

Position:                  Chairman, Orthopaedics
Nationality:               American
Business Address:          Smith & Nephew Inc.
                           1450 Brooks Road
                           Memphis, Tennessee 38116 USA

Name:                      Mr David Illingworth
Position:                  President, Orthopaedics
Nationality:               American
Business Address:          Smith & Nephew Inc.
                           1450 Brooks Road
                           Memphis, Tennessee 38116 USA

Name:                      Mr James A Ralston
Position:                  Chief Legal Officer
Nationality:               American
Business Address:          Smith & Nephew Inc.
                           1450 Brooks Road
                           Memphis, Tennessee 38116 USA

Name:                      Mr Ronald M Sparks
Position:                  President, Endoscopy
Nationality:               American
Business Address:          Smith & Nephew Inc.
                           150 Minuteman Road
                           Andover, Massachusetts 01810 USA

Name:                      Dr Alan Suggett
Position:                  Group Director, Technology
Nationality:               British
Business Address:          Smith & Nephew Group Research Centre
                           York Science Park
                           Heslington
                           York
                           YO10 5DF

Name:                      Mr James Taylor
Position:                  Group Director, Indirect Markets
Nationality:               British
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London WC2N 6LA

Name:                      Mr Paul M Williams
Position:                  Group Director, Human Resources

Nationality:               British
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London WC2N 6LA

Name:                      Mr Paul R Chambers
Position:                  Company Secretary
Nationality:               British
Business Address:          Smith & Nephew plc
                           15 Adam Street
                           London WC2N 6LA

                                     ANNEX B

                        EXECUTIVE OFFICERS AND DIRECTORS

                                       OF

                          SMITH & NEPHEW HOLDINGS, INC.

NAME                  POSITION                     ADDRESS                         CITIZENSHIP
----                  --------                     -------                         -----------
James A. Ralston      Chairman of the Board,       Smith & Nephew, Inc.            U.S.A
                      President                    1450 Brooks Road
                                                   Memphis, TN 38116

Ron Sparks            Director, Secretary          Smith & Nephew Endoscopy        U.S.A
                      and Treasurer                160 Danscomb Road
                                                   Andover, MA 01810

Tony Parish           Assistant Secretary          Smith & Nephew, Inc.            U.S.A
                                                   1450 Brooks Road
                                                   Memphis, TN 38116

Larry Papasan         Director                     Smith & Nephew Orthopaedics     U.S.A
                                                   1450 Brooks Road
                                                   Memphis, TN 38116

                                     ANNEX C

                        EXECUTIVE OFFICERS AND DIRECTORS

                                       OF

                           SMITH & NEPHEW SNATS, INC.

NAME                  POSITION                        ADDRESS                   CITIZENSHIP
----                  --------                        -------                   -----------
Lucy Fuller           Director                        Smith & Nephew plc        British
                                                      Heron House
                                                      15 Adam Street
                                                      London
                                                      WC2N 6LA
                                                      England

James A. Ralston      Director, Vice President &      Smith & Nephew, Inc.      U.S.A
                      Treasurer                       1450 Brooks Road
                                                      Memphis, TN 38116

Alan Suggett          Chairman of the Board,          Smith & Nephew            British
                      President                       Group Research Centre
                                                      York Science Park
                                                      Heslington
                                                      York, YO1 5DF
                                                      England

Robert Lucas          Secretary                       Smith & Nephew, Inc.      U.S.A
                                                      1450 Brooks Road
                                                      Memphis, TN 38116

                                  EXHIBIT INDEX

     Exhibit I*               Agreement of Joint Filing, dated October 11, 2002.

     Exhibit II Common Stock Purchase Agreement, dated January 14, 1998 between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 1998 by Advanced Tissue Sciences, Inc.

     Exhibit III Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated March 31, 1997, incorporated by reference to Exhibit
                              10.1 to the Form 10-Q for the Quarter Ended March 31, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit IV Amendment to the Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc., dated June 18, 1999, previously filed as
                              Exhibit IV to the Schedule 13D dated July 9, 1999, filed with the Securities and Exchange Commission by Smith & Nephew Holdings, Inc., Smith & Nephew SNATS, Inc., and Smith & Nephew plc.

     Exhibit V                Agreement between Advanced Tissue Sciences, Inc.
                              and Smith & Nephew plc dated May 6, 1994, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended March 31, 1994 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VI Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated April 29, 1996, incorporated by reference to Exhibit
                              10.1 to the Form 10-Q for the Quarter Ended March 31, 1996 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VII Promissory Note between Advanced Tissue Sciences, Inc. and Smith & Nephew SNATS, Inc. dated June 11, 1997, incorporated by reference to Exhibit 10.2 to the Form 10-Q for the Quarter Ended June 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit VIII Heads of Agreement dated January 14, 1998 between Advanced Tissue Sciences Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K dated January 14, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit IX Heads of Agreement between Advanced Tissue Sciences, Inc. and Smith & Nephew plc dated August 6, 1998, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended June 30, 1998 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit X             U.S. $16,000,000 Loan Facility to DermEquip, L.L.C.
                           provided by the Chase Manhattan Bank dated August 12, 1997, incorporated by reference to Exhibit 10.1 to the Form 10-Q for the Quarter Ended September 30, 1997 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit XI Term Sheet restructuring certain terms of the Dermagraft Joint Venture, as amended and effective as of September 2000 between Advanced Tissue Sciences, Inc. and Smith & Nephew plc, incorporated by reference to Exhibit 10.3 to the Form 10-Q for the Quarter Ended September 30, 2000 filed with the Securities and Exchange Commission by Advanced Tissue Sciences, Inc.

     Exhibit XII* Asset and Equity Purchase Agreement among Advanced Tissue Sciences, Inc., ATS Dermagraft, Inc., ATS Orthopedics, Inc., Smith & Nephew SNATS, Inc. and T.
                           J. Smith & Nephew Limited.

     Exhibit XIII* Loan and Security Agreement among Advanced Tissue Sciences, Inc., ATS Dermagraft, Inc., ATS Orthopedics, Inc. and Smith & Nephew SNATS, Inc.

---------------
 *Filed herewith.